Justice Delaware Holdco Inc.

1114 Avenue of the Americas, 41st Floor

New York, New York 10036

June 18, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
J. Nolan McWilliams

Re:	Justice Delaware Holdco Inc.
Registration Statement on Form S-1
File No. 333-181261

Ladies and Gentlemen:

Justice Delaware Holdco Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-181261), as amended, to 9:00 a.m., Eastern Time, on Tuesday, June 19, 2012, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Christopher A. Kitchen at (212) 446-4988 or Joshua N. Korff at (212) 446-4943 of Kirkland & Ellis LLP if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Martin E. Franklin
Martin E. Franklin
President